Exhibit 12.1

ExamWorks Group, Inc.
Computation of Ratio of Earnings to Fixed Charges

	For the year ended December 31,
	2007	2008	2009	2010	2011
Loss before income taxes:	$(226)	$(3,606)	$(7,017)	$(8,522)	$(12,415)
Fixed charges	–	679	2,363	9,503	19,143
Earnings	$(226)	$(2,972)	$(4,654)	$981	$6,728

Fixed charges:
Interest expense	$–	$462	$1,677	$7,316	$14,534
Deferred financing cost amortization	–	53	132	871	1,941
Interest cost in rental expense	–	164	554	1,316	2,668
	$–	$679	$2,363	$9,503	$19,143

Ratio of Earnings to Fixed Charges	–	–	–	0.1	0.4
Deficiency	–	$3,606	$7,017	8,522	12,415

(1) For the purposes of computing the ratio of earnings to fixed charges, earnings consist of loss before income taxes plus fixed charges. Fixed charges consist of interest costs, amortization of deferred financing costs and an estimate of the interest cost in rental expense.